FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of July 2005

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On July 27, 2005 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Title: President & CEO

Date: July 27th, 2005

Exhibit 1

Compugen Reports Second Quarter 2005 Financial Results

TEL AVIV, ISRAEL, July 27, 2005 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the second quarter ended June 30, 2005.

"For almost a decade, we have focused our efforts on building a unique and continuously improving discovery capability," stated Mor Amitai, Ph.D., Compugen`s President and Chief Executive Officer. "During this period of time, it has been very difficult for others to assess either our degree of success or the commercial potential provided by these efforts. Therefore, we were very pleased to announce last month two pipeline agreements with major diagnostic companies for the development and commercialization of multiple products based on Compugen discoveries, bringing to three such milestone and royalty bearing agreements that have been signed in the last ten months," Dr. Amitai concluded.

Revenues and governmental and other grants for the second quarter of 2005 were $474,000 (including $404,000 from governmental and other grants), compared to $984,000 (including $277,000 from governmental and other grants) for the second quarter of 2004. The net loss for the quarter was $3.3 million (including a non-cash income of $9,000 for amortization of deferred compensation), or $0.12 per share, compared with a net loss of $3.4 million (including a non-cash expense of $131,000 for amortization of deferred compensation), or $0.12 per share, for the corresponding quarter of 2004.

Revenues and governmental and other grants for the six months ended June 30, 2005 were $1.3 million (including $788,000 from governmental and other grants), compared to $2.5 million for the same period in 2004 (including $678,000 from governmental and other grants). The net loss for the first six months of 2005 was $7.1 million (including a non-cash income of $19,000 for amortization of deferred compensation), or $0.25 per share, compared with a net loss of $6.4 million (including a non-cash expense of $369,000 for amortization of deferred compensation), or $0.23 per share, for the same period in 2004.

As of June 30, 2005, Compugen had $41.0 million in cash, cash equivalents, and marketable securities, a decrease of $2.5 million from March 31, 2005.

Conference Call and Web Cast Information

Compugen will hold a conference call to discuss its second quarter results on July 27, 2005 at 10:00 AM EST. To access the conference call, please dial 1-866-860-9642 from the US or +972-3-918-0610 internationally. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-866-276-1485 from the US or +972-3-925-5901. The replay will be available until 12 noon EST on July 29, 2005.

The call will also be available via live Web cast through Compugen`s Website, located at www.cgen.com.

About Compugen

Compugen is a drug and diagnostic discovery company incorporating ideas and methods from mathematics, computer science, and physics into biology, chemistry, and medicine. The Company`s powerful predictive models and discovery engines are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Ortho-Clinical Diagnostics, a Johnson & Johnson company. Compugen has established a small-molecule drug discovery affiliate - Keddem Bioscience, and an agricultural biotechnology affiliate - Evogene. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:

Nurit Benjamini

Chief Financial Officer

Compugen Ltd.

Email: nurit@cgen.com

Tel: +972-3-7658-525

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005 Unaudited	2004 Unaudited	2005 Unaudited	2004 Unaudited

Revenues	70	707	551	1,826
Governmental and other grants	404	277	788	678
Total revenues and grants
	474	984	1,339	2,504

Cost and Expenses
Cost of revenues	57	262	76	726
Research and development expenses	3,078	2,912	6,573	5,808
Sales and marketing expenses	447	741	907	1,419
General and administrative expenses	608	775	1,308	1,562
Amortization of deferred compensation	(9)	131	(19)	369
Total operating expenses	4,181	4,821	8,845	9,884

Operating loss	(3,707)	(3,837)	(7,506)	(7,380)
Financing income, net	317	370	312	830
Other income	50	100	116	193
Net loss	(3,340)	(3,367)	(7,078)	(6,357)
Basic and diluted net loss per ordinary share	(0.12)	(0.12)	(0.25)	(0.23)
Weighted average number of ordinary shares outstanding	27,774,037	27,456,588	27,766,371	27,327,674

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

June 30, 2005

Unaudited

		December 31, 2004 Audited

ASSETS

Current assets

Cash, cash equivalents, short-term cash deposits, and marketable securities	19,811	20,574
Receivables and prepaid expenses	1,104	1,545
Total current assets	20,915	22,119

Long-term investments
Marketable securities	21,174	27,854
Other assets	1,642	1,641
Property and equipment, net	3,631	3,739
Total assets	47,362	55,353

LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities

Accounts payable and accrued expenses	2,212	3,107
Deferred revenues	90	276
Total current liabilities	2,302	3,383

Long-term liabilities
Accrued severance pay	1,905	1,878
Other long-term liabilities	60	60
Excess of losses over investment in Evogene	466	466
Total long-term liabilities	2,431	2,404

Total shareholders` equity	42,629	49,566
Total liabilities and shareholders` equity	47,362	55,353

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